Dirk Montgomery
Executive VP - Chief
Financial Officer
Ascena Retail Group, Inc.
933 MacArthur Blvd
Mahwah, NJ 07430
(551) 777-6700

April 9, 2014
VIA ELECTRONIC TRANSMISSION
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ascena Retail Group, Inc.
Form 10-K for the Fiscal Year Ended July 27, 2013 (“Fiscal 2013 10-K”)
Filed September 24, 2013
Response dated March 17, 2014
File No. 333-168953

Dear Ms. Jenkins:
We are writing in response to the comments contained in the Staff’s letter to Dirk Montgomery, Executive Vice President and Chief Financial Officer of Ascena Retail Group, Inc. (the “Company”), dated March 26, 2014 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below.
In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
April 9, 2014

Form 10-K for the Fiscal Year Ended July 27, 2013
Note to Consolidated Financial Statements, page F-7
Note 3. Summary of Significant Accounting Policies, page F-8
Cost of Goods Sold, page F-9
1. We read your response to our prior comment 6. Your prior year Form 10-K also states that prior to your acquisition of Charming Shoppes in June 2012, you included buying costs within costs of goods sold. In limited circumstances, a company may chose not to capitalize certain types of costs to inventory due to the practical difficulties involved in allocating such amounts, even though they still include them in cost of goods sold. Your response does not appear to fully explain why it is appropriate to exclude buying costs from cost of goods sold. In doing so, please clarify in greater detail how you concluded that your buying costs were not directly or indirectly incurred in bringing an article to its existing condition and location.
Response: When determining an appropriate financial statement presentation, the Company believes that it should first consider whether there is technical guidance within the ASC or SEC Regulations that requires a specific presentation. In the absence of a required presentation, the Company considers other qualitative factors, such as (a) which information is most meaningful to investors, (b) what information is most representative of how the Company views its business and (c) other relevant industry practices.
Looking to relevant industry practices to support a particular presentation is supported by US GAAP. Specifically, ASC 105-10-05-2 states that “if the guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity, an entity shall first consider accounting principles for similar transactions or events within a source of authoritative GAAP for that entity and then consider nonauthoritative guidance from other sources.” ASC 105-10-05-3 then clarifies that an appropriate nonauthoritative guidance source can be from “practices that are widely recognized and prevalent either generally or in the industry.” As discussed in more detail below, following its acquisition of Charming Shoppes, Inc. in June, 2012 (the “Charming Shoppes Acquisition”), the Company looked to this guidance as it re-considered the most appropriate presentation for buying costs.
Overview of Buying Costs / Cost of Goods Sold
As the Company stated in its initial response dated March 17, 2014, the Company does not manufacture its own merchandise. Rather, we acquire product from third-party vendors. All of these costs, which include the cost to purchase the goods, freight into our distribution centers, duty costs, etc., are capitalized as inventory costs related to the product acquisition in accordance with ASC 330-10-30-1. These costs are expensed to Costs of goods sold as the products are sold. No element of these product costs are classified outside of Cost of goods sold in our Statement of Operations.
However, prior to the acquisition of the products from third-party vendors, the Company incurs many back-office type costs that are not directly or indirectly related to bringing the finished product to its existing condition and location. The Company believes that these costs are incurred to support the overall buying function. These costs include employee payroll and payroll-related costs, as well as third party costs, for support functions that lead up to, but do not directly result in, the actual purchase of the product from the vendor. These back-office functions are responsible for the following:

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
April 9, 2014

•	identifying fashion trends;

•	designing, developing and testing various alternatives to meet those trends (many of which never result in actual goods sold in the store);

•	acquiring sample product;

•	merchandising;

•	logistical planning and allocation;

•	review of vendor compliance with foreign laws and regulations; and

•	other support costs.
We consider these activities associated with the selection and review process akin to research and development type expenses and not identifiable to specific units of inventory. As such, the Company believes that these buying-related expenses should be expensed in the period they are incurred.
After determining that these costs should be expensed in the period incurred and not capitalized as a component of inventory costs, the Company then considered what the appropriate classification for these costs should be.
Classification of Buying Costs
As the Staff notes in its comment, prior to the Charming Shoppes Acquisition, the Company did classify buying costs within cost of goods sold in its Statement of Operations. However, in that prior presentation, the Company did not disclose gross margin on the face of its Statement of Operations but instead labeled the line item as combined “Cost of goods sold including occupancy and buying costs”. Also, by way of background, prior to its acquisition by the Company, Charming Shoppes, Inc.’s Statement of Operations presentation included disclosure of gross profit and classified buying costs as a component of operating expenses outside of gross profit.
As the Company was completing the Charming Shoppes Acquisition, it performed a comprehensive analysis of both companies’ financial statement presentations. Throughout this analysis, it became apparent to the Company that there was significant diversity in practice regarding the Statement of Operations classification for buying expenses. For example, we noted instances where other companies in addition to Charming Shoppes, Inc. included buying costs outside of costs of goods sold and gross profit.
As the Company looked at the presentation of other companies in the industry, as permitted by the ASC discussed above, and where there was more than one option, it then considered what presentation would be most meaningful to the combined Company’s shareholders and consistent with how we internally analyze our business results. The Company concluded that providing gross margin information on the face of our Statement of Operations, along with related disclosure of the main drivers in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, would be the most informative presentation for our investors. As a result of deciding to provide gross margin on the face of our Statement of Operations, we concluded that including buying costs in gross margin was not appropriate given the nature of the buying costs discussed above.
The Company acknowledges that there are immaterial costs related to activities included in buying costs that could be considered indirect inventory costs. These include, for example, fabric and color review of purchased product, quality control reviews of purchased product and payroll and related costs of employees

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
April 9, 2014

who spend a portion of their time negotiating and signing purchase orders. However, these costs are not segregated from buying costs and allocated to costs of goods sold for two main reasons. First, the Company believes it’s impractical to do so. These amounts are embedded in our general ledger within departments that perform these types of activities as well as some of the other back-office type activities noted above. Thus we do not have an objective and verifiable way to allocate such costs. Second, these collective costs only represent 0.4% of Net sales and comprise only 2% of our financial statement line item Buying, distribution and occupancy costs for our Fiscal Year Ended July 27, 2013. As a result, we classify these costs as buying costs within Buying, distribution and occupancy costs in our Statement of Operations.
We disclosed this change in the Basis of Presentation footnote of our Form 10-K for the Fiscal Year Ended July 28, 2012. In that disclosure, in addition to disclosing the change, we noted that the financial information for all prior periods had been reclassified to conform to the combined company’s presentation and that there was no impact to the Company’s historical operating income as a result of the change.
Conclusion:
As stated above, the Company believes that there is no authoritative guidance on where to classify buying costs under US GAAP. Only Article 5-03 (b)(2) suggests that “Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a)” which is “cost of tangible goods sold”. The Company believes that the use of the word “may” has created diversity in practice among retailers.
Given (a) the wording in Article 5-03 of Regulation S-X discussed above, (b) the wording in ASC 105-10-05 discussed above and (c) the diversity in industry practice, the Company believes that its presentation of buying costs is in compliance with US GAAP. We continue to believe that since these costs are not directly or indirectly incurred in bringing an article to its existing condition and location, it is appropriate to classify them as buying costs outside of Gross margin.
Further, the Company considered whether additional disclosure might clarify how such costs were classified within our consolidated financial statements. However, the Company believes its current accounting policy discussion within our footnotes gives investors a full and complete picture of its policy, as well as the current diversity in practice, and provides the reader with a discussion of the alternative approach used by other companies in our industry.
Specifically, our Summary of Significant Accounting Policies footnote in our Form 10-K for the Fiscal Year Ended July 27, 2013 states the following:
“Our costs of goods sold may not be comparable to those of other entities. Some entities, like us, exclude costs related to their distribution network, buying function and store occupancy costs from cost of goods sold and include them in other costs and expenses, whereas other entities include costs related to their distribution network, buying function and all store occupancy costs in their cost of goods sold.”
Thus, we believe that our current disclosure is complete, transparent and clear for investors.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
April 9, 2014

Note 20. Segments, page F-35
2. We read your response to our prior comment 8. In your response, you note that your product offerings include both apparel and non-apparel products. Additionally, you discuss your various products offered on page 4 of your Form 10-K. We continue to believe that you should disclose in future filings your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.
Response: The Company advises the Staff that the non-core merchandise offerings mentioned on page 4 of our Form 10-K for the Fiscal Year Ended July 27, 2013 represent only 3% of our total consolidated revenues. However, we note the Staff’s comment and will revise our Segments footnote in future annual filings beginning with our Form 10-K for the Fiscal Year Ended July 26, 2014 to include the table shown below.

The Company’s revenues by major product categories are as follows:

	July 26, 2014	July 27, 2013	July 28, 2012
(millions)
Apparel	$XXX	$XXX	$XXX
Accessories and other	$XXX	$XXX	$XXX
Total net sales	$XXX	$XXX	$XXX
If the Staff wishes to discuss any of our responses to the Comment Letter, please contact me at (551) 777-6700.
Sincerely,
/s/ Dirk Montgomery
Dirk Montgomery
Executive Vice President and Chief Financial Officer

cc:	David Jaffe, President and Chief Executive Officer
Gene Wexler, Senior Vice President and General Counsel
Kevin Trolaro, Assistant Vice President, External Reporting